Filed by DIRECTV
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−6(b)
of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No. for Registration Statement
on Form S-4 filed by AT&T Inc.: 333-197144

Information Regarding U.S. Federal Income Tax Calculations for the Proposed Acquisition of DIRECTV by AT&T.

The following information is provided to illustrate how you would determine your taxable gain on your DIRECTV stock (Ticker symbol: DTV) as well as your tax basis in the AT&T (Ticker symbol: T) shares you would receive in the contemplated acquisition of DIRECTV by AT&T.

This information is not intended as tax advice.

You should consult your tax advisor as to the particular basis consequences to you of the contemplated transaction under U.S. federal, state, local and foreign tax laws.

As a DIRECTV shareholder, what will I get for my DIRECTV shares?

If the transaction contemplated by the merger agreement is completed, you will be entitled to receive for each share of DIRECTV common stock an amount equal to $28.50 in cash plus a number of shares of AT&T common stock equal to the exchange ratio set forth in the merger agreement, which we refer to as the exchange ratio. The exchange ratio depends on the volume weighted average of the trading price of AT&T common stock on the New York Stock Exchange, which we refer to as the NYSE, on each of the 30 consecutive NYSE trading days ending on the trading day that is three trading days prior to the date of the merger, which we refer to as the average stock price.

If the average stock price is between (or including) $34.903 and $38.577 per share, the exchange ratio shall be the quotient of $66.50 divided by the average stock price.

If the average stock price is greater than $38.577, the exchange ratio shall be 1.724.

If the average stock price is less than $34.903, the exchange ratio shall be 1.905.

AT&T common stock is traded on the NYSE under the trading symbol “T” and we encourage you to obtain quotes for the AT&T common stock, given that part of the merger consideration is payable in shares of AT&T common stock.

How do I determine the amount of any taxable gain on this transaction as well as the tax basis in my newly acquired AT&T shares?

Your total gain from this transaction will generally be the amount by which the sum of the amount of cash and the fair market value of the AT&T shares you will receive exceeds your tax basis in your DIRECTV shares.  The transaction is structured with the intention that the gain will be taxable only up to the amount of any cash you receive in exchange for your DIRECTV stock.

The tax basis in your newly acquired AT&T shares will generally be equal to your tax basis in your DIRECTV share less the amount of cash you receive as part of the exchange, plus the amount of any taxable gain from the transaction.

If a shareholder acquired different blocks of DIRECTV shares at different times or at different prices, a separate calculation should be effected with respect to each block.

Below are two hypothetical examples to help you to understand the calculations. The examples assume that the average stock price of the AT&T shares used for calculating the exchange ratio will be the same as the fair market value of the AT&T shares at the closing date that is used for calculating any gain or loss for tax purposes; however, a different value may be more appropriate (e.g., if the fair market value of AT&T shares received is different from the average stock price).  In addition, a different value than employed in the example may result in the payment of cash in lieu of fractional shares of AT&T stock. The calculation of gain or loss in respect of fractional shares is not illustrated below.

Once the transaction closes, we will update this document and the examples to reflect the facts as of the consummation of the merger, including the average stock price of AT&T stock, which will determine the exact exchange ratio.

Tax reporting example of the transaction for two shareholders with different historical tax basis each in a single block of 1,000 DIRECTV shares that are exchanged for both cash ($28.50 per share) and AT&T stock per the terms of the transaction.

The following information is used to calculate the gain in this example:		Shareholder A	Shareholder B

Tax basis in DIRECTV shares exchanged:
Number of DIRECTV shares exchanged		1,000	1,000
Tax basis per share	x	$43.00	$85.00
Total tax basis in DIRECTV shares exchanged	=	$43,000.00	$85,000.00

Cash received in exchange for DIRECTV shares ($28.50 x 1,000)		$28,500.00	$28,500.00

AT&T shares received in exchange for DIRECTV shares:
Amount for each share of DIRECTV that is received in AT&T stock		$66.50	$66.50
Hypothetical AT&T average stock price at close	÷	$35.00	$35.00
Exchange ratio	=	1.9000	1.9000
Shares of AT&T received (exchange ratio x 1,000 shares)		1,900	1,900
Hypothetical value of AT&T shares received @ $35.00 per share		$66,500.00	$66,500.00

Step 1 - Calculate total gain realized
Cash received for shares exchanged		$28,500.00	$28,500.00
Value of AT&T shares received		$66,500.00	$66,500.00
Total value of cash and stock received		$95,000.00	$95,000.00
Less: Tax basis of DIRECTV shares exchanged		$(43,000.00)	$(85,000.00)

Total gain realized		$52,000.00	$10,000.00

Step 2 - Determine amount of taxable gain to be reported
Total gain realized		$52,000.00	$10,000.00
Total cash received		$28,500.00	$28,500.00
Taxable gain (lesser of both amounts)		$28,500.00	$10,000.00

Step 3 - Determine tax basis in AT&T shares
Tax basis of DIRECTV shares exchanged		$43,000.00	$85,000.00
Less: Total cash received		$(28,500.00)	$(28,500.00)
Plus: Amount reported as taxable income		$28,500.00	$10,000.00
Tax basis in AT&T shares received		$43,000.00	$66,500.00
Number of AT&T shares received	÷	1,900	1,900
Per share basis in AT&T shares	=	$22.63	$35.00

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

 Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

 Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T.  In connection with the proposed merger, AT&T filed a proxy statement/prospectus on August 21, 2014 with the Securities and Exchange Commission (“SEC”).  The proxy statement/prospectus was declared effective by the SEC on August 21, 2014.  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.

 Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus filed on August 21, 2014 regarding the proposed merger.